UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Lantern Pharma Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

51654W101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 51654W101

1.	NAMES OF REPORTING PERSONS ProPhase Labs, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 631,195
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 631,195
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,195
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 10,869,040 shares outstanding as of November 3, 2023 according to the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2023.

Item 1.

(a) Name of Issuer:

Lantern Pharma Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1920 McKinney Avenue, 7th Floor Dallas, Texas 75201

Item 2.

(a)-(c) Name, Address and Citizenship of Reporting Persons

ProPhase Labs, Inc.

711 Stewart Ave, Suite 200

Garden City, New York 11530

Place of Incorporation: Delaware

(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

(e) CUSIP Number

51654W101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:

Please refer to items 5-9 of the cover pages attached hereto.

(b) Percent of Class

Please refer to item 11 of the cover pages attached hereto

(c) Number of shares as to which such person has:

Please refer to items 5-8 of the cover pages attached hereto

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	PROPHASE LABS, INC.

	By:	/s/ Ted Karkus
	Name:	Ted Karkus
	Title:	Chairman of the Board and Chief Executive Officer